EXHIBIT 11

GATEWAY ENERGY CORPORATION AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended March 31,
	2003	2002

Weighted average number of common shares outstanding	15,426,317	15,354,880

Add shares issuable pursuant to common stock options/warrants less shares assumed repurchased at the average market price	23,345 (1)	34,875 (1)

Tentative number of shares for computation of diluted earnings per share	15,449,662	15,389,755

Loss from continuing operations	$(65,165)	$(208,556)

Discontinued operations – see Note 3	—	(20,575)

Loss before cumulative effect of change in accounting principal	(65,165)	(229,131)

Cumulative effect of change in accounting for future asset retirement obligations – see Note 2	(105,777)	—

Net loss	$(170,942)	$(229,131)

Basic and diluted loss per common share:
Continuing operations	$—	$(0.01)
Discontinued operations	—	—
Cumulative effect of change in accounting principal	(0.01)	—
Net loss	$(0.01)	$(0.01)

(1)     The figures are not used in the diluted earnings per share calculations as their effect would be antidilutive.